SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 NPC 0107 DIVIDEND POLICY ECONOMIC/FINANCIAL/ACCOUNTING - FINANCIAL Version 7 dated 07/15/2026 1/4 Governance, Risk and Compliance Directorate (DRC - Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence - SGV 1. INTRODUCTION Copel’s Dividend Policy defines the guidelines and criteria for the distribution of dividends and its indebtedness. This Policy was prepared based on a meticulous analysis aimed at balancing factors such as shareholder compensation, maintaining the Company’s financial stability, and supporting long-term growth. Accordingly, Copel has established this Policy in compliance with its Bylaws, applicable regulations and legislation, and best practices of corporate governance. 1.1 - SCOPE To set out the guidelines and criteria for distribution of dividends and/or interest on equity (IOE) to Copel shareholders (Proceeds), with the aim of making the financial flow more transparent and predictable to shareholders, in accordance with the guidelines of the Company’s capital structure. Accordingly, it also establishes the payment frequency, distribution methods and the financial conditions that may change them. 1.2 - CONCEPTS The terms used in this Policy are conceptualized and organized in the Concept Book which can be accessed on the Copel Investor Relations website. 1.3 - PURPOSE The purpose of this policy is to set out the guidelines for the distribution of proceeds applicable to Companhia Paranaense de Energia - Copel (Holding). It seeks to maximize shareholder value and provide predictability through clear guidelines on how the Company will distribute its profits to shareholders, balancing the imperative to compensate investors and the need to reinvest in the business to sustain or accelerate growth. The aim is to provide adequate financial return to shareholders, compensating them for investment in the Company, while enabling financial sustainability and supporting longterm growth. 1.4 - PRINCIPLES To ensure that the distribution of profits to shareholders is balanced and sustainable, valuing shareholder return and financial soundness, meeting the Company’s cash flow needs and investment opportunities, always in legal and regulatory compliance and in line with the Company’s commitment to transparency. 1.5 - ASSUMPTIONS Key assumptions are as follows: a) Sustainability: Proceeds are supported by the Company’s consistent results; b) Reinvestment: Part of the profits may be allocated to reserves or withheld to fund expansion or innovation projects or to strengthen the financial structure; c) Maintaining solvency and liquidity: maintain appropriate cash and working capital levels to honor financial commitments and maintain a sound operation; d) Governance: compliance with legislation and Bylaws; e) Growth: compliance with the Copel Growth and Investment Policy; and f) Extraneous factors: analysis of macroeconomic and industry conditions. 1.6 - GUIDELINES 1.6.1 - Each year, management bodies shall present a proposal for the distribution of net profit for the fiscal year, if any, drawn up in accordance with applicable legislation and standards and with the parameters established in this Policy, to the General Meeting for deliberation. 1.6.2 - The proposal for the distribution of Proceeds should consider, in addition to the Company’s financial results and conditions, Intermediate and Interim Proceeds distributed, future prospects of the operating markets, investment strategies, financial covenants and other factors deemed relevant. NPC 0107 DIVIDEND POLICY ECONOMIC/FINANCIAL/ACCOUNTING - FINANCIAL Version 7 dated 07/15/2026 2/4 Governance, Risk and Compliance Directorate (DRC - Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence - SGV 1.6.3 - Shareholders holding class “A” and class “B” preferred shares shall be entitled to the Priority Dividends established in the Copel Bylaws, which shall be attributed to the Mandatory Dividend, according to the criteria established in Art. 5, § 7 of the Company’s Bylaws. 1.6.4 - Preferred shares shall grant voting rights if the Priority Dividends to which they are entitled are not paid for three consecutive years, pursuant to Art. 111, § 1 of Law No. 6,404/1976 and the Copel Bylaws. 1.6.5 - Every fiscal year, Copel shareholders shall be entitled to the Mandatory Dividend provided for in the Company’s Bylaws, except for the cases specified in the applicable legislation. 1.6.6 - Shareholders who, as the case may be, are registered as owners or beneficial owners of shares on the date stipulated in the Proceeds declaration document, shall be entitled to receive the Proceeds, pursuant to item 1.11. 1.6.7 - In the event IOE is to be distributed, only the net amount of taxes will be considered in the calculation of Priority Dividends and the Mandatory Dividend. 1.6.8 - The distribution of Proceeds to Copel shareholders, as outlined in this Policy, may be replaced by a capital increase through the incorporation of profits and reserves, following the distribution of new shares, in proportion to each shareholder’s existing holdings, based on the type of shares owned. 1.6.9 - Any unclaimed Proceeds will revert to the Company after three years from the date they were made available to the shareholder, pursuant to Art. 287 of Law No. 6,404/1976. 1.7 - PARAMETERS 1.7.1 - The annual amount of Proceeds will be determined based on financial parameters established at the end of each fiscal year, according to the following criteria: a) A minimum of 75% Net Profit, subject to item 1.7.2 and 1.7.3 below; b) A target Financial Leverage Index of 2.9x, as measured by the Net Debt/EBITDA ratio, with a tolerance range of 0.3x for more (3.2x) or less (2.6x) and convergence within 48 months for the center of the range. 1.7.2 - “Net Profit” is defined as the net profit for the year, as provided for in Art. 191 of Law No. 6,404/1976, adjusted by the following amounts: a) Deducting the portion allocated to the tax incentives reserve, if applicable, pursuant to Art. 195-A of Law No. 6,404/1976; b) Deducting 5% of the net profit for the fiscal year, after allocation to the tax incentives reserve, for the formation of the legal reserve, pursuant to Art. 193 of Law No. 6,404/1976; c) Deducting the amount designated for the contingency reserve provided for in Art. 195 of Law No. 6,404/1976; d) Adding amounts reversed from the contingency reserve formed in previous fiscal years, pursuant to Art. 195 of Law No. 6,404/1976; e) Adding the asset valuation reserve resulting from the application of the cost attributed in the initial adoption of CPC (Comitê de Pronunciamentos Contábeis [Accounting Standards Committee]) Technical Standard 27 for fixed assets; and f) Adding or deducting amounts that did not pass through the result of the period and were recognized directly in the “accumulated profit/(loss)” account, such as prescribed proceeds reversed in favor of the Company. 1.7.3 - In order to meet its investment strategy, strengthen its financial position, and/or adapt to adverse market changes, the Company, at the discretion of its Board of Directors, may distribute amounts lower than the minimum payment established in item 1.7.1(a), excluding Priority Dividends and the Mandatory Dividend. 1.7.4 - For the purposes of measuring financial leverage, Net Debt and EBITDA are defined as follows: a) “Net Debt” is the sum of all consolidated financial debts of the Company to individuals and/or legal entities, including loans and financing from third parties, issuance of fixed income securities, convertible or not into shares, in the local and/or international capital market, minus the sum of availabilities (cash and financial NPC 0107 DIVIDEND POLICY ECONOMIC/FINANCIAL/ACCOUNTING - FINANCIAL Version 7 dated 07/15/2026 3/4 Governance, Risk and Compliance Directorate (DRC - Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence - SGV investments) and the differential for derivative transactions, adjusted according to financial covenants provided for in the Company’s debt instruments; b) “Ebitda” is the consolidated profit for the fiscal year, before interest, taxes, depreciation, and amortization (EBITDA). Shall not be considered (i) Non-consolidated equity results from affiliates and jointly controlled companies, (ii) Other extraordinary and/or non-recurring expenses and revenues (iii) Recognized loss due to reduction in recoverable value and reversal (impairment), and (iv) Other operational items that do not constitute cash inflow and outflow and that impact Net Profit according to financial covenants provided for in the Company’s debt instruments. 1.8 - TIMING AND PAYMENT 1.8.1 - The Company shall pay the Dividends/IOE within 60 days following the resolution of the General Meeting, unless otherwise decided by it, and in any case, within the fiscal year during which the payment of Dividends/IOE is approved by the General Shareholders’ Meeting. 1.8.2 - When declaring Interim or Intermediate Dividends/IOE, the Board of Directors shall set the “Date with Dividends/IOE” and the “Date ex Dividends/IOE”, and they may also set a payment date, which should preferably be by the end of the current fiscal year, subject to the approval of the General Meeting. 1.8.3 - The Company will make at least two Proceeds payment events during the financial year. 1.9 - COMPETENCY 1.9.1 - The Board of Directors shall deliberate on the Dividend/IOE amount proposed by the Executive Board Meeting, which is proportional to the number of shares held, and this proposal must then be deliberated and approved by the General Meeting of Copel. 1.9.2 - The Executive Board Meeting may propose, through a resolution of the Board of Directors, the payment of IOE instead of dividends. 1.9.3. - The Board of Directors, based on retained earnings, profit reserves, and the net income for the current fiscal year, as recorded in semiannual or quarterly interim financial statements, may resolve to distribute (i) Intermediate Dividends; (ii) Interim Dividends; and/or (iii) IOE, subject to subsequent ratification by the General Shareholders’ Meeting. 1.9.4 - During the current fiscal year, any declared Intermediate Dividends, Interim Dividends, and IOE will be allocated to the Mandatory Dividend and Priority Dividends. Once the amounts for the Mandatory Dividend and Priority Dividend have been allocated, such Dividends/IOE will be considered as an Additional Dividend, which applies to payment of both Regular Dividends and Extraordinary Dividends. 1.9.5 - Payments for Intermediate Dividends, Interim Dividends, or IOE, as declared by the Board of Directors, will follow the same terms outlined in item 1.8. 1.10 - MANDATORY DIVIDENDS AND ADDITIONAL PROCEEDS 1.10.1 - Shareholders shall be entitled to at least the Mandatory Dividend corresponding to 25% of the adjusted net profit for the year, as established in the Copel Bylaws and in Art. 202 of Law No. 6,404/1976, subject to the Priority Dividends. 1.10.2 - The Company shall not be required to distribute dividends in any fiscal year in which the Board, with the opinion of the Fiscal Council, advises the General Shareholders’ Meeting that such distribution would be incompatible with Copel’s financial condition. 1.10.3 - Although, once the parameters set out in this Policy have been verified, it is mandatory for the Executive Board Meeting to propose the distribution of Additional Dividends to the Board of Directors and/or the General Meeting, the actual declaration of Additional Dividends is Copel’s option and should not, under any circumstances, be considered as a mandatory dividend or as a right of shareholders to such distribution. 1.11 - INTERMEDIATE AND INTERIM PROCEEDS 1.11.1 - The Board of Directors may: NPC 0107 DIVIDEND POLICY ECONOMIC/FINANCIAL/ACCOUNTING - FINANCIAL Version 7 dated 07/15/2026 4/4 Governance, Risk and Compliance Directorate (DRC - Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence - SGV a) Declare Intermediate Proceeds, based on retained earnings and available profit reserves as listed in the latest annual financial statements or semi-annual financial reports; and b) Declare Interim Proceeds, based on the net profit of the current fiscal year, as calculated in semi-annual, quarterly, or shorter period financial reports, while obeying the limits specified in Art. 204, § 1, of Law No. 6,404/1976. 1.11.2 - Intermediate Proceeds and Interim Proceeds may include both dividends and IOE. 1.11.3 - During the current fiscal year, the declared Intermediate Dividends and Interim Dividends will be allocated to the Mandatory Dividend and Priority Dividends. Once the amounts for the Mandatory Dividend and Priority Dividend has been reached, those Proceeds will be considered Additional Proceeds. 1.12 - EXTRAORDINARY PROCEEDS 1.12.1 - The Company’s management may propose Extraordinary Proceeds that exceed the financial parameters outlined in item 1.7. 1.12.2 - The payment of these proceeds is subject to the deliberation and approval of the Board of Directors, following input from the Fiscal Council. Extraordinary Proceeds will be limited to the balance of the Company’s distributable profit reserves. 1.13 - CRITERIA FOR DEFINING THE “DATE WITH DIVIDENDS/IOE” 1.13.1 - Whenever an act or event leading to the Distribution of Proceeds is approved, the Board of Directors must approve the “Date with Dividends/IOE” which will determine which shareholders are entitled to the Distribution of Proceeds. 1.13.2 - The “Date with Dividends/IOE” must be defined at least eight calendar days after the disclosure of the act or event that gives rise to the distribution of proceeds. 1.13.3 - On the day following the date of the right defined in the act of declaration of the Proceeds, the shares will be considered ex-Proceeds, following the operational procedures of the central depositary where the Company’s shares are deposited. 1.13.4 - The obligation provided for in item 1.31.1 and the timeframe provided for in item 1.13.2 do not apply if the distribution of proceeds depends on the General Shareholders’ Meeting or requires disclosure of the nature of the Distribution of Proceeds at least eight calendar days before its approval, as long as the proposal for the distribution of proceeds is approved exactly as outlined in the Management Proposal. In such cases, the “Date with Dividends/IOE” will be the date of the General Shareholders’ Meeting or the date specified in the Management Proposal, whatever it may be. 2. SPECIFIC LEGISLATION RELATED TO THE SUBJECT The laws and regulations that directly affect Copel’s Corporate Policies are organized in the Applicable Legislation Book, which can be accessed on the Copel Investor Relations website. Updates NPC 0107, dated 05/08/2025. ___________________________________________________________________________________________________________________________________________________ NPC 0107 approved by the 276th Ordinary Meeting of the Board of Directors, of 07/15/2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 15, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.